January 29, 2025

Jack Weingart
Chief Executive Officer
TPG Private Equity Opportunities, L.P.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

       Re: TPG Private Equity Opportunities, L.P.
           Registration Statement on Form 10-12G
           Filed December 30, 2024
           File No. 000-56717
Dear Jack Weingart:

       We have reviewed your filing and have the following additional comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

General

1.     We note that the Registration Statement indicates that    if the General
Partner were to
       structure the Fund   s holdings and business operations in such a manner
that in the
       future it does not meet the definition of an    investment company
set out in Section
       3(a)(1) of the 1940 Act, it is expected that the Fund   s assets would
primarily consist
       of majority-controlled portfolio companies or general partner or co-general partner interests in joint ventures (that in turn hold majority or primary control of portfolio companies). It is expected these joint ventures would generally be alongside other
       TPG funds and in cases where the Fund is a co-general partner of the joint venture an other TPG fund may be the other co-general partner. In such cases the relative economic interests of the co-general partners are expected to vary from joint venture to joint venture and such other TPG fund may have certain governance rights that do not correspond with their economic interests on a pro rata basis.
           Please clarify whether restructuring around majority-controlled portfolio companies and/or joint ventures would the means by which the General Partner would cause the Fund to no longer be an investment company under Section
           3(a)(1). If not, please discuss and describe the restructuring of holdings and
 January 29, 2025
Page 2

           business operations contemplated by this disclosure.
             Please discuss supplementally the Fund   s plans, if any, to seek
direct or indirect
           investment by non-Qualified Purchasers in the future.
             Please discuss supplementally the nature of the anticipated joint ventures, including the structure of any such joint ventures, the nature of the co-
           participants, and the manner of the Fund   s participation. Please
also discuss
           whether the Fund   s interests in such joint ventures are (or will
be) investment
           securities in the hands of the Fund for purposes of Section 3(a)(2) of the
           Investment Company Act. This discussion should address what it means to be
              majority-owned    for purposes of Section 3(a)(2) and how your
use of the term
              majority-controlled    relates to that provision.
             Notwithstanding Section 3(c)(7), please explain supplementally whether the
           Registrant, any Fund entity, or any future controlled subsidiary/joint venture
           would be considered an    investment company    under Section
3(a)(1)(A) of the
           1940 Act.
             Notwithstanding section 3(c)(7), please explain supplementally whether the
           Registrant, any Fund entity, or any future controlled subsidiary/joint venture
           would be considered an    investment company    under Section
3(a)(1)(C) of the
           1940 Act.
2.     Please explain supplementally the exemption or exclusion from the definition of
          investment company    for each of the    Feeder TE    and
Aggregator    entities. In
       addition, please explain supplementally what exemption or exclusion from the
       definition of    investment company    each of the    Feeder TE    and
 Aggregator
       entities will pursue in the event that the    General Partner were to
structure the Fund   s
       holdings and business operations in such a manner that in the future it does not meet
       the definition of an    investment company    set out in Section 3(a)(1)
of the 1940 Act
       as contemplated in the Registration Statement.
3. Please explain supplementally the nature of the different kinds of anticipated investors
       (i.e., the U.S. tax-exempt, U.S. taxable, and non-U.S. investors) and explain the basis for their investing at different levels of the organizational chart. Please also explain the relative costs for and fees incurred by the different types of investors at different levels of the organizational chart.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amit Pande at 202-551-3423 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
 January 29, 2025
Page 3

                   Division of Corporation Finance
                   Office of Finance